Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583



January 28, 2008
Our ref. No. PI 180

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Subsidiary NOSAN CORPORATION Revises Full-Year Forecasts

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

dw 2/12

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on January 28, 2008

SUBSIDIARY NOSAN CORPORATION REVISES FULL-YEAR FORECASTS

Mitsubishi Corporation (MC) today announced that consolidated subsidiary Nosan Corporation, in which MC has a 56.22% equity interest (voting rights basis), has revised its full-year forecasts for the year ending March 31, 2008, which were announced on April 27, 2007.

This will have a negligible effect on MC's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2008.

(Attachment)
Nosan Corporation Announcement

(Attachment: Nosan Corporation Announcement)

January 28, 2008
Nosan Corporation

NOSAN CORPORATION REVISES FULL-YEAR FORECASTS

Nosan Corporation has revised its full-year forecasts for fiscal 2008, the year ending March 31, 2008, which were announced on April 27, 2007, in light of recent business performance and other factors.

1. Revisions to Fiscal 2008 Consolidated Forecasts (April 1, 2007 to March 31, 2008)

(Million Yen, %)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	141,000	3,700	3,500	2,100
Current forecasts (B)	141,000	1,800	2,000	1,800
Change (B-A)	–	-1,900	-1,500	-300
Change (%)	–	-51.4	-42.9	-14.3
(Reference) Results for the previous fiscal year (ended March 31, 2007)	122,226	2,790	2,838	1,602

2. Revisions to Fiscal 2008 Non-consolidated Forecasts (April 1, 2007 to March 31, 2008)

(Million Yen, %)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	123,000	2,400	2,300	1,400
Current forecasts (B)	121,000	700	800	700
Change (B-A)	-2,000	-1,700	-1,500	-700
Change (%)	-1.6	-70.8	-65.2	-50.0
(Reference) Results for the previous fiscal year (ended March 31, 2007)	103,996	2,018	2,182	1,392

3. Reasons for Revisions

Regarding non-consolidated results, Nosan Corporation has raised sales prices in its feed business to reflect such factors as much higher prices for corn and other raw materials. However, this action is not expected to fully absorb the higher costs, and so Nosan Corporation has lowered its earnings forecasts.

Regarding consolidated results, Nosan Corporation has lowered its previous forecasts based on the revisions to its non-consolidated forecasts as well as lackluster results stemming from higher costs at a poultry subsidiary and continued soft market prices for eggs.

Note: The above forecasts were prepared based on information available to management as of the announcement date and a number of factors may cause actual results to differ materially from projections.

# # #

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

January 24, 2008
Our ref. No. PI 177

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File No: 82-3784)

We, Mitsubishi Corporation, File Number 82-3784, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

http://www.mitsubishicorp.com/en/ir/index.html
(Please refer to "News Releases" of the top page.)

Please let us know if you have any questions.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Yours sincerely,



Yoshihiro Kuroi
General Manager
Investor Relations Office



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